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                              April 14, 2023

       Ryan Murr
       Partner
       Gibson, Dunn & Crutcher LLP
       555 Mission Street, 30th Floor
       San Francisco, California 94105

                                                        Re: Jounce
Therapeutics, Inc.
                                                            Schedule TO-T filed
on April 5, 2023
                                                            File No. 005-89831

       Dear Ryan Murr:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in your filing, unless otherwise indicated.

       Schedule TO filed on April 5, 2023

       Summary Term Sheet, page 6

   1. Here and throughout the Offer to Purchase, disclose the approximate amount of the additional payment that
could be received by tendering shareholders pursuant to the terms of the CVR. In
addition, here and where you discuss the CVR terms later in the offer materials, expand to
discuss the specific risks and uncertainties concerning the events that must occur (or not
occur) in order for payments to be issued under the terms of the CVRs.
                                                        As an example only,
provide specific disclosure about the current status of the
                                                        development of the
drugs or products referenced in the CVR Agreement, any agency from which approvals must be
received, and provide shareholders with a greater understanding of where you are in the
development process and the likelihood that any such products could be commercialized
and generate revenue.
 Ryan Murr
FirstName   LastNameRyan   Murr
Gibson, Dunn    & Crutcher LLP
Comapany
April       NameGibson, Dunn & Crutcher LLP
       14, 2023
April 214, 2023 Page 2
Page
FirstName LastName
Is it possible that no payments will be payable to the holders of contingent value rights...?, page
7

2. The disclosure, which is phrased in the negative regarding the circumstances under which
         CVR payments will not be issued, is extremely confusing. For example, the reference to both "conditions set forth above" being met is confusing because the conditions are phrased in the negative, as events which may not occur in order for there to be a CVR payment. Please revise.
Certain Information Concerning Parent and Purchaser, page 32

3.       Please revise your disclosure to include the information required by
Item 3 of Schedule
         TO and Item 1003(c) of Regulation M-A, including material occupations, positions, offices or employment during the past five years for any person specified in General
         Instruction C of Schedule TO. Your revised disclosure should include the date of incorporation of Parent.
4. Disclose where and how the transactions listed on page 32 were effected. See Item 8 of
         Schedule TO and Item 1008(b)(5) of Regulation M-A.
Source and Amount of Funds, page 50

5. Because you take the position that your financial condition is not relevant to a decision by a shareholder whether to tender Shares and accept the Offer, please disclose the risk that your financial condition could deteriorate such that you would not have the necessary cash or cash equivalents to make the required payments in connection with the CVRs. Please also clarify the priority in right of payment that the holders of CVRs would have in relation to your other creditors and holders of your capital stock. Finally, please discuss the possible effect of a bankruptcy filing on the CVR payment obligation.
6. We note the following disclosure here: "The funds to pay for all Shares accepted for payment in the Offer and the consideration in connection with the Merger are expected to
         come from Parent   s available cash on hand as of Closing." Clarify
whether the funds to
         pay for tendered Shares and in connection with the Merger were available when the Offer commenced, or whether they were expected to become available later, before expiration.
         If the latter, revise to explain where they came or will come from, and to provide the disclosure required by Item 10 of Schedule TO.
Conditions of the Offer, page 52

7.       We note your disclosure on page 52 that    [a]ll conditions (except
for the Minimum
         Condition) may be waived by Parent or Purchaser in their sole discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC.
         If an Offer condition is    triggered    while the Offer is pending,
in our view, the bidder
         must promptly inform shareholders whether it will assert the condition and terminate the
 Ryan Murr
FirstName   LastNameRyan   Murr
Gibson, Dunn    & Crutcher LLP
Comapany
April       NameGibson, Dunn & Crutcher LLP
       14, 2023
April 314, 2023 Page 3
Page
FirstName LastName
         Offer, or waive it and continue. Reserving the right to waive a
condition    at any
         applicable time or from time to time    is inconsistent with your
obligation in this regard.
         While you have clarified that this discretion is    subject to     the
applicable rules and
         regulations of the SEC,    it is not clear what this means in this
context. Please revise the
         language cited above and the following statement in the last sentence of this section: "The failure of Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time."
8. Please revise to clarify the definition of a Jounce Material Adverse Effect for purposes of the Offer conditions. It is not clear whether the exceptions to that definition on pages 46-
         47 also apply to the term as used in the Conditions section.
9.       Refer to the following sentence in the last paragraph of this section:
"The foregoing
         conditions are in addition to, and not a limitation of, the right of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger
         Agreement." All of the Offer conditions that will permit Purchaser of Parent to terminate the Offer should be specifically listed here, rather than by reference to the Merger
         Agreement. Please revise.
General

10. You have not registered the issuance of the CVRs in connection with this tender offer. In your response letter, please provide your analysis as to why the issuance of the CVRs in this Offer is not a registerable event under Section 5 of the Securities Act of 1933. Please cite to applicable precedent, including staff no-action letters, and analyze the relevant features of these CVRs that relate to their status as securities.
11. We note your disclosure in Item 4 of your Schedule TO that the information required by
         Item 1004(a)(2)(v) of Regulation M-A is set forth in the Offer to Purchase. However, your disclosure in Item 4 also states that Item 1004(a)(1)(x) of Regulation M-A, which requires disclosure of the same information as Item 1004(a)(2)(v), is not applicable.
         Please advise or revise your disclosure.
12. Please explain why you have not included Tang Capital Partners, L.P. ("TCP"), its general
         partner, Tang Capital Management, LLC (   TCM   ), and Kevin Tang
individually as
         bidders on the Schedule TO-T. In this regard, it appears that Parent and Purchaser are controlled by TCM, which is in turn controlled by Mr. Tang. Kevin Tang appears to have personally participated in the negotiation of this series of transactions. Further, the obligations of Parent under the Merger Agreement and CVR Agreement have been guaranteed by TCP pursuant to the Equity Commitment and Guarantee Letter. In your response letter, explain why Mr. Tang, TCP and TCM should not be included as bidders, or revise the Schedule TO-T to add each as a filing person. If you add any additional filers, please revise the Offer to Purchase as necessary to provide all of the disclosure as to each individually that is not already included in that disclosure document and ensure that
 Ryan Murr
Gibson, Dunn & Crutcher LLP
April 14, 2023
Page 4
         each new filer signs the Schedule TO.
13. Where the triggering events upon which CVR payments are contingent are within the control of the bidder (as the owner of the target company after the Offer is consummated), we believe this may raise concerns under Regulation 14E. In your response letter, provide an analysis of each of the triggering events in the CVR, and explain why each is not within your control.
14. We note the reference in the merger agreement to financial forecasts and projections. If the bidders in this tender offer or their affiliates received financial forecasts and projections in the course of negotiating this transaction, please disclose in the offer materials. If no projections or forecasts were received, please so state.
15. Given the nature of these comments, and depending upon your responses, we believe a supplement to the offer materials addressing the matters identified above will be required and should be disseminated to shareholders in the same manner as the original Offer to
         Purchase. Please advise regarding your intentions to disseminate amended offer materials.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at 202-551-3263 or Blake Grady at 202-
551-8573.



FirstName LastNameRyan Murr                                   Sincerely,
Comapany NameGibson, Dunn & Crutcher LLP
                                                              Division of
Corporation Finance
April 14, 2023 Page 4                                         Office of Mergers
& Acquisitions
FirstName LastName